Exhibit 99.3

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. THE DEPOSITARY OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL. ALL DEPOSITS UNDER THIS LETTER OF TRANSMITTAL ARE IRREVOCABLE AND MAY NOT BE WITHDRAWN.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING NEW GOLD INC., 1561611 B.C. LTD. AND COEUR MINING, INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

NEW GOLD INC.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) or Direct Registration System advice(s) (“DRS Advice(s)”) for common shares (the “New Gold Shares”) of New Gold Inc. (“New Gold”) deposited in connection with the proposed arrangement (the “Arrangement”) involving New Gold and Coeur Mining, Inc. (“Coeur”) pursuant to an arrangement agreement dated November 2, 2025 (the “Arrangement Agreement”), a copy of which is available under New Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Arrangement is being submitted for approval at the special meeting of shareholders of New Gold (“Shareholders”) that is scheduled to be held on January 27, 2026, or any adjournment or postponement thereof (the “Meeting”), as more particularly described in the management information circular of New Gold dated December 19, 2025 (the “Circular”).

Pursuant to the Arrangement, Coeur, through 1561611 B.C. Ltd. (“Purchaser”), a wholly-owned subsidiary of Coeur, will acquire all of the issued and outstanding New Gold Shares, and Shareholders will be entitled to receive 0.4959 shares of Coeur common stock (each whole share, a “Coeur Share”) in exchange for each one (1) New Gold Share (the “Consideration”), subject to adjustment pursuant to Section 3.4 of the plan of arrangement (the “Plan of Arrangement”). Coeur will not issue any fractional Coeur Shares in connection with the Arrangement. Where the aggregate number of Coeur Shares to be issued to a Shareholder as Consideration pursuant to the Plan of Arrangement would result in a fractional Coeur Share being issuable, such fractional Coeur Share shall be rounded up to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Coeur Share and shall be rounded down to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Coeur Share. Shareholders should refer to the full text of the Plan of Arrangement which is appended to the Circular as Appendix D.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Registered Shareholders are encouraged to carefully review the Circular in its entirety and should consult their own tax advisors prior to submitting a Letter of Transmittal.

The Effective Date of the Arrangement is currently expected to occur in the first half of 2026, after all conditions to completion of the Arrangement have been satisfied or waived. COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO PAYMENT OF THE CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME. All deposits made under this Letter of Transmittal are irrevocable unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms.

In order for registered Shareholders to receive the Consideration, registered Shareholders are required to deposit the certificate(s) representing the New Gold Shares (the “Share Certificate(s)”) or DRS Advice(s), as applicable, held by them with Computershare Investor Services Inc. (the “Depositary” or “Computershare”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all Share Certificate(s) or DRS Advice(s) for New Gold Shares deposited.

This Letter of Transmittal is for use by registered Shareholders only and is not to be used by non-registered, beneficial holders of New Gold Shares. A non-registered holder does not have New Gold Shares registered in its name; rather, such New Gold Shares are registered in the name of the brokerage firm, bank, trust company or other intermediary through which it purchased or holds the New Gold Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Non-registered holders of New Gold Shares should contact the brokerage firm, bank, trust company or other intermediary which holds the New Gold Shares on their behalf with respect to the process of exchange.

Please note that the delivery of this Letter of Transmittal, together with your Share Certificate(s) or DRS Advice(s) representing your New Gold Shares, as applicable, does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting you must attend the Meeting in person or complete and return the form of proxy that accompanied the Circular by 11 a.m. (Eastern Time) on January 23, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting, in each case in accordance with the instructions provided in the Circular.

Whether or not the undersigned delivers the required documentation to the Depositary, following the Effective Time and pursuant to the Plan of Arrangement, the undersigned will cease to be a holder of New Gold Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement. IF A REGISTERED SHAREHOLDER DOES NOT DELIVER THIS LETTER OF TRANSMITTAL, THEIR SHARE CERTIFICATE(S) OR DRS ADVICE(S) REPRESENTING NEW GOLD SHARES, AS APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE, SUCH REGISTERED SHAREHOLDER WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR NEW GOLD SHARES.

Upon receipt of this Letter of Transmittal duly completed and signed, the Share Certificate(s) or DRS Advice(s) representing the New Gold Shares deposited herewith and all other required documents, and following the Effective Date, the Depositary will send to the undersigned Share Certificate(s) or DRS Advice(s) representing that number of Coeur Shares to which the undersigned is entitled under the Arrangement.

Please read the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If New Gold Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See section 5(b) of the Instructions.

TO:	NEW GOLD INC.

AND TO:	COEUR MINING, INC.

AND TO:	1561611 B.C. LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed Share Certificate(s) or DRS Advice(s) for New Gold Shares. The following are the details of the enclosed Share Certificate(s) or DRS Advice(s):

Certificate Number(s) or DRS Holder Account Numbers	Name in Which Registered	Number of New Gold Shares Deposited

The undersigned transmits herewith the Share Certificate(s) or DRS Advice(s) described above for cancellation upon the Arrangement becoming effective.

The undersigned acknowledges receipt of the Circular and represents and warrants that, as of the date hereof and as of the Effective Time:

(a)	the undersigned is, and will immediately prior to the Effective Time be, the registered and legal owner of, and has, and will immediately prior to the Effective Time have, good right and title and sufficient authority to deposit, sell and transfer the New Gold Shares represented by the enclosed Share Certificate(s) or DRS Advice(s) (the “Deposited Shares”);

(b)	the Deposited Shares are, and will immediately prior to the Effective Time be, owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims;

(c)	the undersigned has not filed a notice exercising dissent rights;

(d)	the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any person;

(e)	at the Effective Time, Purchaser will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities;

(f)	the deposit of the Deposited Shares complies with applicable laws;

(g)	the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares to Purchaser, and when the Coeur Shares are delivered, New Gold, Purchaser, Coeur or any affiliate thereof or successor thereto will not be subject to any adverse claim in respect of such Deposited Shares;

(h)	all information inserted into this Letter of Transmittal by the undersigned is complete and accurate; and

(i)	the delivery of the applicable number of Coeur Shares will discharge any and all obligations of New Gold, Purchaser, Coeur and the Depositary with respect to the Deposited Shares.

These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED, following the Effective Time and pursuant to the Plan of Arrangement, all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been assigned to Purchaser. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Coeur, together with appropriate documentation of transfer. The undersigned further represents and warrants that the payment of the Consideration in respect of the Deposited Shares will completely discharge any obligations of Coeur, Purchaser, New Gold and the Depositary with respect to the matters contemplated in this Letter of Transmittal.

The undersigned irrevocably constitutes and appoints any one officer or director of Coeur, or any other person designated by Coeur in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of New Gold; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not transferred to and acquired by Purchaser in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances deemed by the Depositary to be necessary or desirable to convey the Deposited Shares and distributions effectively to Purchaser.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Deposited Shares surrendered in connection with the Arrangement will be determined by Coeur, in its sole discretion, and that such determination will be final and binding and acknowledges that there is no duty or obligation upon New Gold, Coeur, Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Deposited Shares and no liability will be incurred by any of them for failure to give any such notice.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Coeur, Purchaser and/or New Gold may be required to disclose certain personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to stock exchanges (including the TSX, NYSE and/or NYSE American), securities regulatory authorities, applicable tax authorities, the Depositary, any parties to the Arrangement (including their respective legal counsel) and as otherwise required by any applicable law.

The undersigned authorizes and directs the Depositary, upon the Arrangement becoming effective, to issue a DRS Advice representing the Coeur Shares to which the undersigned is entitled to receive pursuant to the Arrangement in exchange for a duly completed Letter of Transmittal and the Deposited Shares, together with such additional documents as the Depositary or Coeur may require and to and to mail such DRS Advice by first class mail, postage prepaid, or to hold such advice for pick-up, in accordance with the instructions given below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by New Gold or its registrar and transfer agent. In the event that a DRS Advice is not available, a Coeur share certificate will be delivered to the undersigned in the same manner as a DRS Advice, as described above. Should the Arrangement not proceed for any reason, the deposited certificates and DRS Advices representing New Gold Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The undersigned acknowledges and agrees that New Gold, Coeur, the Depositary, their respective subsidiaries and any other person on behalf of the foregoing, as applicable, will be entitled to deduct or withhold from any Consideration otherwise payable, issuable or otherwise deliverable to any Shareholder under the Plan of Arrangement such amounts as New Gold, Coeur, the Depositary their respective subsidiaries or any other person, as the case may be, is or may be required or permitted to deduct or withhold from such payment under any provision of the Tax Act, the U.S. Tax Code, and any provision of any local, state, federal, provincial or foreign tax law, in each case as amended, or under the administrative practice of the relevant Governmental Entity administering such laws. The undersigned further acknowledges that Coeur, New Gold, the Depositary, their respective subsidiaries and any person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund the liability for such deduction or withholding, and such person shall remit any unapplied balance of the net proceeds of such sale to the undersigned. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement.

To avoid possible U.S. backup withholding, if applicable, each U.S. Shareholder (as defined below) which is a “U.S. person” (as defined in Instruction 7 below) should complete and submit an IRS Form W-9. See Instruction 7. To avoid possible U.S. backup withholding, if applicable, each registered Shareholder who provides an address in Box A or Box B that is located within the United States or any territory or possession thereof and is not a U.S. Shareholder should complete and submit the appropriate IRS Form W-8. See Instruction 7. Each U.S. Shareholder is urged to consult its own tax advisors to determine whether it is exempt from U.S. backup withholding tax requirements and to determine the proper form to be used to avoid possible U.S. backup withholding tax. A current IRS Form W-9 is included in this Letter of Transmittal; the applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

It is understood that the undersigned will not receive Coeur Shares in respect of the Deposited Shares until after the Arrangement is consummated and until the Share Certificate(s) or DRS Advice(s) representing New Gold Shares owned by the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary or Coeur may require, and until the same are processed by the Depositary. If the Arrangement is not completed for any reason, the enclosed Share Certificate(s) or DRS Advice(s) and all other ancillary documents will be returned forthwith to the undersigned in the name of and to the address specified by the undersigned in Box A of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by New Gold or its registrar and transfer agent. The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A

DELIVERY INSTRUCTIONS

All Coeur Shares will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B

❑ MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)

❑ MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

❑ HOLD SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor,

Toronto ON

BOX B

DELIVERY TO 3rd PARTY ADDRESS*:

❑ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE COEUR SHARES WILL REMAIN IN THE NAME OF THE REGISTRATION OF THE NEW GOLD SHARES

BOX C

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD$200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

____________ X CAD $0.80 = Premium Payable $_____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box C will expire one year after the Effective Date. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless New Gold Inc., Coeur Mining, Inc., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.80 per lost New Gold Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX D

RESIDENCY DECLARATION

ALL REGISTERED SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

❑ The beneficial owner of the New Gold Shares deposited herewith is a U.S. Shareholder.

❑ The beneficial owner of the New Gold Shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder who either (i) has a registered account address that is located within the United States or any territory or possession thereof, or (ii) is a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S person or acting on behalf of a U.S. person, then in order to avoid possible backup withholding of U.S federal income tax, if applicable, you must provide a complete IRS Form W-9 (enclosed) below or otherwise provide certification that the U.S. person is exempt from backup withholding. If you are not a U.S. Shareholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8 to avoid possible backup withholding of U.S. federal income tax, if any. The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by

(if required under Instruction 3)

Authorized Signature

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Dated:                                                         , 202_

Signature of Shareholder or authorized representative

(see Instructions 2 and 4)

Address

Name of Shareholder (please print or type)

Telephone No

Email Address

Name of authorized representative, if applicable

(please print or type)

Employer identification number – Part II Certification Print or type. See Specific Instructions on page 3. 1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.) 2 Business name/disregarded entity name, if different from above. 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only one of the following seven boxes. 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) Individual/sole proprietor C corporation S corporation Partnership Trust/estate LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . ________ Note: Check the “LLC” box above and, in the entry space, enter the appropriate code (C, S, or P)for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner. Other (see instructions) 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . . . . . . (Applies to accounts maintained Outside the United States.) 5 Address (number, street, and apt. or suite no.). See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Social security number – – Request for Taxpayer Identification Number and Certification Go to www.irs.gov/FormW9 for instructions and the latest information. Before you begin. For guidance related to the purpose of Form W-9, see Purpose of Form, below. Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a or TIN, later. Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester for guidelines on whose number to enter. Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. What’s New Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they Cat. No. 10231X Form W-9 (Rev. 3-2024) Give form to the requester. Do not send to the IRS. Form W-9 (Rev. March 2024) Department of the Treasury Internal Revenue Services

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid). • Form 1099-DIV (dividends, including those from stocks or mutual funds). • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds). • Form 1099-NEC (nonemployee compensation). • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers). • Form 1099-S (proceeds from real estate transactions). • Form 1099-K (merchant card and third-party network transactions). • Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition). • Form 1099-C (canceled debt). • Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued); 2. Certify that you are not subject to backup withholding; or 3. Claim exemption from backup withholding if you are a U.S. exempt payee; and 4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and 5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities. The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity. • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust. • In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust. See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester; 2. You do not certify your TIN when required (see the instructions for Part II for details); 3. The IRS tells the requester that you furnished an incorrect TIN; 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or 5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filled-out form” above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier. What Is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. • Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application. • Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as” (DBA) name on line 2. • Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. • Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2. • Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2. Line 3a Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a. IF the entity/individual on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation. • Individual or • Sole proprietorship Individual/sole proprietor. • LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation. • Partnership Partnership. • Trust/estate Trust/estate. Line 3b Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b. Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply. Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. 3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities. 5—A corporation. 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory. 7—A futures commission merchant registered with the Commodity Futures Trading Commission. 8—A real estate investment trust. 9—An entity registered at all times during the tax year under the Investment Company Act of 1940. 10—A common trust fund operated by a bank under section 584(a). 11—A financial institution as defined under section 581. 12—A middleman known in the investment community as a nominee or custodian. 13—A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . • Interest and dividend payments All exempt payees except for 7. • Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. • Barter exchange transactions and patronage dividends Exempt payees 1 through 4. • Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 5.2 • Payments made in settlement of payment card or third-party network transactions Exempt payees 1 through 4. 1See Form 1099-MISC, Miscellaneous Information, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) entered on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37). B—The United States or any of its agencies or instrumentalities. C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i). E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i). F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state. G—A real estate investment trust. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940. I—A common trust fund as defined in section 584(a). J—A bank as defined in section 581. K—A broker. L—A trust exempt from tax under section 664 or described in section 4947(a)(1). M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5 For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) other than an account maintained by an FFI 3. Two or more U.S. persons (joint account maintained by an FFI) The actual owner of the account or, if combined funds, the first individual on the account1 Each holder of the account 4. Custodial account of a minor (Uniform Gift to Minors Act) The minor2 5. a. The usual revocable savings trust (grantor is also trustee) The grantor-trustee1 b. So-called trust account that is not a legal or valid trust under state law The actual owner 1 6. Sole proprietorship or disregarded entity owned by an individual The owner3 7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))** The grantor* Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an The owner individual 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate The corporation status on Form 8832 or Form 2553 11. Association, club, religious, charitable, The organization educational, or other tax-exempt organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee 14. Account with the Department of The public entity Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 15. Grantor trust filing Form 1041 or The trust under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))** 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2Circle the minor’s name and furnish the minor’s SSN. 3You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) * Note: The grantor must also provide a Form W-9 to the trustee of the trust. ** For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax return preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAStoll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438- 4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE

“APPLIED FOR” IN PART I OF THE IRS FORM W-9.

CERTIFICATE OF AWAITING U.S. TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a U.S. taxpayer identification number (e.g., a social security number or employer identification number) (“TIN”) has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, I may be subject to backup withholding, if any, pursuant to the Arrangement.

Signature	Date:

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered Shareholders of New Gold Shares should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for registered holders of New Gold Shares to receive the Consideration for their New Gold Shares, such holders must deposit the Share Certificate(s) or DRS Advice(s), as applicable, representing their New Gold Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all Share Certificate(s) or DRS Advice(s), as applicable, representing New Gold Shares deposited for payment pursuant to the Arrangement.

Coeur reserves the right if Coeur so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

The method used to deliver this Letter of Transmittal and any accompanying Share Certificate(s) or DRS Advice(s) representing New Gold Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Coeur recommends that the necessary documentation be delivered through the use of registered mail with return receipt requested, properly insured, to the Depositary at its office(s) specified on the last page of this Letter of Transmittal. A Shareholder whose New Gold Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those New Gold Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of New Gold Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Share Certificate(s) or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such Share Certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited Share Certificate(s) or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Share Certificate(s) or DRS Advice(s):

(i)	such deposited Share Certificate(s) or DRS Advice(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) or DRS Advice(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If (i) this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, (ii) in the event the Arrangement is not completed, Deposited Shares are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the share register of New Gold as maintained by the Transfer Agent, or (iii) if the Consideration is to be issued or delivered in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).  Either Coeur or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s) or DRS Advice(s) for Deposited Shares, additional certificate numbers or DRS Advice(s) and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein. The holder of the Deposited Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(e)	Under no circumstances will interest accrue or be paid on the Consideration.

(f)	Any representation made by a Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

(g)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

6. Lost Certificates

Option #1: If a Share Certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX C above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

If a certificate representing the New Gold Shares has been lost, stolen or destroyed, either of the foregoing actions must be taken sufficiently in advance of the sixth anniversary of the Effective Date in order to satisfy the replacement requirements in sufficient time to permit the New Gold Shares to be deposited with the Depositary at or prior to the sixth anniversary of the Effective Date.

7. IRS Form W-9 — U.S. Shareholders

The following does not constitute a summary of the tax consequences of the Arrangement, and Shareholders are urged to consult with their own tax advisors regarding the tax consequences of the Arrangement.

In order to avoid possible “backup withholding” of U.S. federal income tax on payments made on the New Gold Shares, a Shareholder that is a U.S. person (as defined below) must generally provide the person’s correct TIN on the IRS Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or any other information providing for an adequate basis for an exemption from backup withholding, payments made with respect to the New Gold Shares in connection with the Arrangement may be subject to backup withholding of 24%. For the purposes of this Letter of Transmittal, “U.S. person” means: a beneficial owner of New Gold Shares that is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia or that is otherwise classified as a U.S. domestic corporation for U.S. federal income tax purposes, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A Shareholder that is a U.S. person should consult his or her tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number.

The “Awaiting TIN” box of the IRS Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the Shareholder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the IRS Form W-9 in order to avoid possible backup withholding, if applicable. If a Shareholder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Shareholder may be subject to possible backup withholding at a rate of 24% until a TIN is provided.

Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

Non-U.S. persons receiving payments in the U.S. should return a completed Form W-8BEN, a copy of which is available from the Depositary upon request.

8. Privacy Consent

Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information as per applicable privacy laws. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

320 Bay Street, 14th Floor

Toronto, Ontario

M5H 4A6

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

For Enquiries Only

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com